One American Square | Suite 2900 | Indianapolis, IN 46282-0200

June 14, 2024	Writer’s Direct Number: 317-236-2289 Email: Stephen.Hackman@icemiller.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Laura McKenzie
Daniel Duchovny
Office of Mergers & Acquisitions

RE:	Vienna Parent Corporation
TSR, Inc.
Schedule TO-T filed by Vienna Acquisition Corporation and Vienna Parent
Corporation on May 30, 2024
File No. 005-38473

Ladies and Gentlemen:

This letter responds to the comment letter dated June 10, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Tender Offer Statement on Schedule TO-T (the “Schedule TO”) of Vienna Parent Corporation (“Parent”) and Vienna Acquisition Corporation, a wholly owned subsidiary of Parent (“Purchaser”, and together with Parent, the “Filing Persons”). Concurrently with our submission of this letter, the Filing Persons and Justin Christian are filing an amendment to the Schedule TO, setting forth the changes described herein (the “TO Amendment”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, dated May 30, 2024 (the “Offer to Purchase”) filed as Exhibit (a)(1)(A) to the Schedule TO.

For the convenience of the Staff, the Filing Persons have reproduced in bold the text of the Staff’s comments, with their response immediately following each comment.

Offer to Purchase

Merger Agreement, page 24

1.	Refer to the first paragraph in this section and the statement there that the description of the Merger Agreement “does not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Merger Agreement. Please modify to avoid characterizing the disclosure here as incomplete.

Response: The Staff’s comment is noted. The TO Amendment amends and restates the second sentence in the first paragraph of Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase in its entirety to read as follows:

“This summary is qualified in its entirety by reference to the Merger Agreement itself which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.”

United States Securities and Exchange Commission

June 14, 2024

Tender and Support Agreements, page 38

2.	We note the agreement to not withdraw tendered shares under the Tender and Support Agreement. Please tell us how this disclosure is consistent with Section 29(a) of the Securities Exchange Act of 1934 or revise.

Response: The Staff’s comment is noted. The Filing Persons respectfully submit to the Staff that the tender and support agreements (the “Tender Agreements”), and the requirement that the Supporting Stockholders not exercise their rights of withdrawal with respect to tendered securities, are not a violation of Section 29(a) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). As the Staff is aware, Section 29(a) provides that any provision that requires any person to waive compliance with the Exchange Act or any rule or regulation thereunder, or of any rule of a self-regulatory organization, is void. Further, the Filing Persons respectfully submit that the Tender Agreements do not require any person to wave compliance with the Exchange Act, any rule or regulation thereunder, or any rule of a self-regulatory organization—under the Tender Agreements, the Supporting Stockholders are simply agreeing not to exercise their rights of withdrawal that are provided for under the Exchange Act. The parties must still comply with the Exchange Act, the rules and regulations thereunder, and the rules of any applicable self-regulatory organization.

The Tender Agreements were entered into prior to the commencement of the Offer and have no effect on the Filing Persons’ obligations under the Exchange Act to provide withdrawal rights under the Offer or on the rights of other stockholders of TSR, Inc. (“TSR”) to exercise such withdrawal rights. The Tender Agreements were negotiated between the Filings Persons and the Supporting Stockholders, who are sophisticated parties, along with legal counsel, and reflect the agreement of the Supporting Stockholders not to exercise their withdrawal rights, not the agreement of the parties to waive compliance with the Exchange Act. The Filing Persons remain obligated to comply in all respects with the Exchange Act and the rules and regulations promulgated thereunder, including the obligation to provide withdrawal rights to the stockholders of TSR. The Tender Agreements do not relieve the Filing Persons of these obligations and do not require the parties to waive compliance with the Exchange Act.

United States Securities and Exchange Commission

June 14, 2024

The Filing Persons also respectfully submit that the Tender Agreements are consistent with established market practice, and such provisions have been included in many recently completed third party tender offers filed with the Commission.1

In order to resolve this comment, the Filing Persons confirm that they will allow Supporting Stockholders to exercise their respective withdrawal rights. In the event a Supporting Stockholder exercises such withdrawal rights, the Filing Persons will pursue available contractual remedies to ensure compliance with the terms of the applicable Tender Agreement. The disclosure on page 38 of the Offer to Purchase has been modified by the TO Amendment to reflect this approach.

Conditions of the Offer, page 41

3.	We note your disclosure that the conditions “may be waived by Parent and Purchaser, in whole or in part at any time and from time to time.” If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the offer, or terminate the offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise here and later in the same paragraph, where you state that “failure or delay by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right . . . and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.”

Response: The Staff’s comment is noted. The Filing Persons respectfully confirm their intention to comply with applicable Commission rules and regulations. To that end, the Filing Persons confirm that upon their discovery of any facts or circumstances that would give rise to an offer condition not being satisfied, they will undertake to promptly inform TSR stockholders as to whether they will assert the condition and terminate the Offer, or waive it and continue with the Offer. Further, the Filing Persons respectfully submit to the Staff that the TO Amendment sets forth revised disclosure on page 41 of the Offer to Purchase in response to the Staff’s comment.

[1]	For examples of such third party tender offers, reference is made to the following filings:
●	Exhibit (d)(3) to Schedule TO-T filed by Ono Pharmaceutical Co., Ltd. on May 13, 2024.
●	Exhibit 10.2 to Current Report on Form 8-K filed by Alpine Immune Sciences, Inc. on April 10, 2024.
●	Exhibit 99.1 to Current Report on Form 8-K filed by Icosavax, Inc. on December 12, 2023.
●	Exhibit 99.1, 99.2 and 99.3 to Current Report on Form 8-K filed by POINT Biopharma Global Inc. on October 3, 2023.

United States Securities and Exchange Commission

June 14, 2024

Certain Legal Matters; Regulatory Approvals, page 42

4.	Please provide your detailed legal analysis of why Purchaser and Parent are not “affiliates” of the Company by virtue of the fact that the Tender and Support Agreements, representing ownership of approximately 45% of outstanding shares, had been under negotiation since March 4, 2024, well in advance of the signing of the Merger Agreement. We also note that the supporting shareholders have appointed three of your directors.

Response: The Filing Persons respectfully submit to the Staff that the Filing Persons are not “affiliates” of TSR or the Supporting Stockholders. As the Staff is aware, Rule 12b-2 under the Exchange Act defines an “affiliate” as follows: “An ‘affiliate’ of, or a person ‘affiliated’ with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” Further, Rule 12b-2 defines the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”

Neither Justin Christian nor the Filing Persons has ever owned, beneficially or otherwise, any shares of equity securities of TSR or the Supporting Stockholders, or any contracts or obligations convertible into or exercisable or exchangeable for shares of equity securities of TSR or the Supporting Stockholders. Further, neither Mr. Christian nor the Filing Persons has any right to control TSR or the Supporting Stockholders, or to appoint directors of TSR. According to TSR’s and the Supporting Stockholders’ filings with the Commission, two of the current TSR directors were nominated by the Supporting Stockholders for election at TSR’s 2018 annual stockholders meeting held in October 2019 and were elected by the stockholders at that meeting. The nominations were made as part of the settlement of certain disputes among TSR the Supporting Stockholders and certain other parties pursuant to a settlement agreement. The third outside director was elected by the two directors nominated by the Supporting Stockholders following the resignation of the remaining members of the TSR Board in December 2019. Neither Mr. Christian nor the Filing Persons were involved in the dispute or the election of the three directors to TSR’s Board.

While the form of the Tender Agreements was initially provided to counsel for TSR on March 4, 2024 as part of the general negotiations on the Merger Agreement, no substantive negotiations on the form or content of the Tender Agreements occurred between counsel for TSR and counsel for the Filing Persons. Moreover, the discussions between the Filing Persons and TSR regarding the transaction arose from a sale process conducted by TSR and its financial advisor. The negotiation of the terms of the transaction and the form and content of the Merger Agreement took place between the Filing Persons and their counsel and TSR and its counsel. The Filing Persons had no discussions or negotiations with the Supporting Stockholders regarding the Tender Agreements or the terms of the Merger until May 8, 2024, after the material terms of the Merger Agreement (including without limitation the price and transaction structure) were agreed with TSR and its counsel. Negotiations regarding the Tender Agreements directly between counsel for the Filing Persons and separate counsel for each of the Supporting Stockholders continued until May 14, 2024, when the final form of the Tender Agreements was agreed upon.

The Filing Persons respectfully submit to the Staff that the TO Amendment sets forth revised disclosure on page 22 of the Offer to Purchase to provide additional details relating to the arms-length negotiations of the Tender Agreements.

United States Securities and Exchange Commission

June 14, 2024

Miscellaneous, page 45

5.	We note your disclosure that the “Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.” While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all eligible holders who tender into the Offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please revise accordingly.

Response: The Staff’s comment is noted. The TO Amendment amends the Offer to Purchase to remove the phrase “(nor will tenders be accepted from or on behalf of holders of)” or similar phrases from places in which it appears in the Offer to Purchase.

General

6.	Please provide your detailed legal analysis of why Justin Christian and BCforward are not included as filing persons. We note BCforward’s involvement in the negotiation process, as described in the Background of the Offer, and that Mr. Christian is a party to the Debt Commitment Letter and formed Purchaser and Parent “solely for the purpose of facilitating the acquisition of the Company.”

Response: The Staff’s comment is noted. The TO Amendment has been amended to add Justin Christian, as an additional filing person.

Based upon the facts and circumstances of the Transactions, the Filing Persons respectfully submit to the Staff that BCforward is not a “bidder”, and thus not a filing person, for the purposes of Regulation 14D, pursuant to Rule 14d-1(g)(2) or according to the Staff’s applicable interpretative guidance.

The Commission’s “November 13, 2000 Current Issues and Rulemaking Projects Outline” sets forth a number of factors to consider when analyzing whether a person other than the named bidder should be treated as a bidder for purposes of Regulation 14D, including: (i) whether the person played a significant role in initiating, structuring, and negotiating the tender offer; (ii) whether the person was acting together with the named bidder; (iii) the extent to which the person did or does control the terms of the offer; (iv) whether the person is providing financing for the tender offer or playing a primary role in obtaining financing; (v) whether the person controls the named bidder, directly or indirectly; (vi) whether the person formed the nominal bidder or caused it to be formed; and (vii) whether the person would beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company. Based on these factors, the Filing Persons determined that BCforward is not a bidder for purposes of Regulation 14D, as described below.

BCforward did not play a significant role in the tender offer process. Mr. Christian owns 100% of the outstanding equity in BCforward and controls its operations. While certain executives of BCforward were involved in discussions concerning the Merger, they did so only at the direction of Mr. Christian. Mr. Christian, in his sole discretion and acting in his personal capacity, controlled the structuring and negotiation of the Transactions. Throughout the exclusive negotiation period, Mr. Christian considered various structures for pursuing the Transactions, including (i) acquisition of TSR through newly formed independent entities controlled by Mr. Christian and (ii) acquisition of TSR through BCforward. Following numerous discussions with outside advisors, Mr. Christian ultimately decided to structure the acquisition using entities independent from BCforward, largely due to his ability to obtain preferable terms for financing the Transactions by acquiring TSR through independent entities. As a result, Mr. Christian formed the Filing Persons. Prior to the execution of the Merger Agreement, Mr. Christian, in his sole discretion and acting in his personal capacity, made the decision to acquire TSR through these newly-formed entities, separate and distinct from BCforward.

United States Securities and Exchange Commission

June 14, 2024

BCforward did not control the terms of the Offer. Mr. Christian, through the Filing Persons had, and continues to have, sole control over all decisions and determinations with respect to the Offer and all subsequent actions necessary to complete the Offer. BCforward does not have any rights typically associated with a bidder, including consent rights regarding changes to the terms of the Offer or the termination of the Offer.

BCforward is not providing financing to complete the Offer, nor is it a party to the Debt Commitment Letter.

BCforward does not control the named bidders. BCforward’s relationship with the Filing Persons is solely a product of BCforward, and the Filing Persons each being commonly owned and controlled by Mr. Christian, the ultimate control person of each of these entities. BCforward has no management rights with respect to either Parent or Purchaser and will have no rights to influence the management of TSR following the Transactions. As stated in the Offer to Purchase, the Filing Persons plan to operate TSR’s business independently from that of BCforward.

BCforward did not form, or cause to be formed, the Filing Persons. Mr. Christian, in his sole discretion and acting in his personal capacity, caused the Filing Persons to be formed.

BCforward does not own any equity securities of the Filing Persons, and BCforward is not a party to the Merger Agreement among Parent, Purchaser and TSR. As described above, BCforward and the Filing Persons are affiliates of one another solely because they are commonly owned and controlled. The controlling shareholder and ultimate control person of BCforward and the Filing Persons is Mr. Christian. BCforward will not beneficially own the securities of TSR contemplated to be acquired and will obtain no direct economic benefit from the acquisition of TSR.

In addition to the above factors, including BCforward as a co-bidder would not provide any material information to holders of Shares that is not already publicly disclosed, or required to be disclosed, by the Filing Persons in their filings with the Commission, as BCforward’s role in connection with negotiations is disclosed in the Background of the Offer section in the Offer to Purchase, and BCforward’s limited role in the negotiations ceased upon the formation of the Filing Persons.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

June 14, 2024

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact me at the telephone number or email address listed above.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman
Stephen J. Hackman

SJH:ksw

cc:	Justin Christian
Vienna Parent Corporation
Vienna Acquisition Corporation

Pierce H. Han
Ice Miller LLP

Lawrence R. Bard
Scott D. Museles
Schulman Rogers, P.A.